EXHIBIT 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Lorus Therapeutics Strengthens Its Senior Management Team Through
     Internal Promotions

     TORONTO, May 5 /CNW/ - Lorus Therapeutics Inc. ("Lorus") (TSX: LOR; AMEX:
LRP), a biopharmaceutical company dedicated in the research, development and commercialization of pharmaceutical products and technologies for the management of cancer, announced today that it has strengthened its senior management team with the appointment of Dr. Saeid Babaei to Vice-President of
Business Development and Dr. Yoon Lee to Vice-President of Research. Both will serve as members of Lorus' senior management team.
     Dr. Babaei joined Lorus in 2006, where he has held the progressive positions of Associate Director of Corporate Affairs and Director of Corporate
Development, and has played a key role in a broad range of activities involving investor relations, business development and licensing strategies.
As Vice-President of Business Development, Dr. Babaei will have responsibilities in planning, developing and implementing Lorus' business development efforts and strategic partnerships. His multi-disciplinary experience spans over fifteen years in the biotechnology and healthcare sectors, during which he has negotiated strategic alliances and licensing deals, established joint ventures and assisted in private financings to support product development. Dr. Babaei received a PhD and an executive MBA, both from the University of Toronto. He has authored many scientific publications, patents and conference proceedings. He currently serves as a member of the Board of Directors for several not-for-profit organizations.
     Dr. Lee has been with Lorus for ten years, most recently serving as the
Director of Research. He has been responsible for overseeing research discovery and product development programs, including anticancer immunomodulators, DNA/RNA-based therapeutics and small molecules. As Vice-
President of Research, Dr. Lee will be responsible for developing and implementing the scientific direction of Lorus. Dr. Lee received his Ph.D.
degree in Molecular Biology and Genetics from the University of Guelph and completed a three-year post-doctoral training program at the University of
Michigan. He joined Lorus through the merger with GeneSense Technologies Inc.
in 1999, where he was a Research Scientist involved in the GeneSense oligonucleotide therapeutics program. He has authored many scientific publications and is also an author of numerous patents and conference proceedings.
     "I am delighted to promote these two experienced professionals to our senior management team", said Dr. Aiping Young, Lorus' President and CEO.
"Their skills and knowledge will allow us to progress our novel anticancer drugs towards commercialization and seize emerging opportunities to accelerate the growth of our business."

     About Lorus

     Lorus is a biopharmaceutical company focused on the research and development of novel therapeutics in cancer. Lorus' goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs. Lorus Therapeutics Inc. is listed on the Toronto
Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.

     Forward-looking Statements

     This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: financings and corporate reorganizations, the establishment of corporate alliances, the Company's plans, objectives, expectations and intentions and other statements including words such as
"continue", "expect", "intend", "will", "should", "would", "may", and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance, achievements or the transactions described in this press release to be materially different from any future results, performance, achievements or transactions described in this press release, if at all, that may be expressed or implied by such forward-looking statements, including, among others: the progress of negotiations; our ability to obtain regulatory, security holder and other approvals; our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the
United States Securities and Exchange Commission.
     Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled "Risk Factors" in our filings with Canadian securities regulators and the United States Securities and
Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein.
These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.
Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

     Lorus Therapeutics Inc.'s recent press releases are available through its website at www.lorusthera.com. For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com. For SEDAR filings prior to July 10, 2007 you will find these under the company profile for Global Summit Real Estate Inc. (Old
Lorus).

     %SEDAR: 00025614EF          %CIK: 0000882361

     /For further information: Lorus Therapeutics Inc., Dr. Aiping Young,
(416) 798-1200 ext. 379, ir(at)lorusthera.com/
     (LOR. LRP)

CO:  Lorus Therapeutics Inc.

CNW 07:30e 05-MAY-08